SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

COMMISSION FILE NUMBER 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CIBC World Markets Incentive Savings Plan for United States Employees

December 31, 2020 and 2019 and Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedule

December 31, 2020 and 2019 and Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the CIBC World Markets Incentive Savings Plan for United States Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CIBC World Markets Incentive Savings Plan for United States Employees (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2005.

New York, New York

June 28, 2021

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2020	2019
Assets
Investments at fair value	$421,669,455	369,422,557

Receivables:
Notes receivable from participants	1,578,675	1,902,348
Employer contributions	2,051,154	2,487,239

Total Receivables	3,629,829	4,389,587

Total Assets	425,299,284	373,812,144

Net assets available for benefits	425,299,284	373,812,144

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions
Investment income:
Net appreciation in fair value of investments	$42,691,152
Interest and dividends	10,614,554

Total Investment Income	53,305,706

Interest income on notes receivable from participants	94,211
Contributions:
Participants	13,216,617
Employer	7,269,804
Rollover	2,059,937

22,546,358

Total additions	75,946,275

Deductions
Benefits paid to participants	24,225,718
Administrative expenses	184,026
Other	49,391

Total deductions	24,459,135

Net increase in net assets available for benefits	51,487,140

Net assets available for benefits:
Beginning of year	373,812,144

End of year	$425,299,284

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) provides for general information about the Plan’s provisions. Participants should refer to the plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On January 1, 2014, CIBC acquired Atlantic Trust and amended the Incentive Savings Plan to accept the employees from Atlantic Trust. These employees were entitled to participate in the Plan and were fully vested upon entry in the Plan.

The outbreak of a novel coronavirus disease (“COVID-19”), which the World Health Organization declared a pandemic and a “Public Health Emergency of International Concern” continues to adversely affect global commercial activity and contribute to significant volatility in the financial markets. The Plan’s Sponsor is actively monitoring developments related to this pandemic. The duration of COVID-19 and its long-term effects cannot be determined at this time, but the effects could be present for an extended period of time. This is an additional risk factor and given the high degree of uncertainty, it is possible that the Plan’s valuation and performance may be impacted.

In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted on March 27, 2020. The CARES Act, among other benefits, provides certain relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participants loans. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan agreement. The Plan Sponsor has adopted certain relief provisions included in the CARES Act including those related to hardship distributions and participant loan deferment.

Contributions

Each year, plan participants may contribute between 1% and 100% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. For the Atlantic Trust Employees, CIBC matches up to 100% of a participant’s contribution up to 6% of the participant’s base salary. Participants may also contribute amounts representing distributions

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Contributions (continued)

from other qualified defined benefit or defined contribution plans (rollover). For eligible employees of Atlantic Trust, “salary” means wages, salary, overtime pay, bonuses, and commissions. For eligible employees of CIBC, “salary” includes employee’s base pay, elective deferrals under Code Section 402(g) and the elective contributions and excludes overtime pay, bonuses and all other forms of remuneration for personal services rendered will be excluded. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. During 2020, management paid a discretionary bonus contribution to the participants of the Plan of $1,548,193 (net of forfeitures of approximately $175,000), which was recorded for the period ended December 31, 2019 as a portion of the employer contributions receivable on the statement of net assets available for benefits. Management has approved a discretionary bonus contribution to the participants of the Plan of $717,000 (net of forfeitures of approximately $60,237) for employees in the Plan as of December 31, 2020. This amount in included in employer contributions receivable on the statement of net assets available for benefits and is included as a portion of the employer contributions on the statement of changes in net assets available for benefits. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”). Participants direct all contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future CIBC contributions. At December 31, 2020 and 2019, forfeited nonvested accounts totaled $206,010 and $266,611, respectively. For the year ended December 31, 2020 forfeitures of approximately $196,000 were used to offset CIBC contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document. If a participant terminates employment with CIBC, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee fees, and fees relating to notes receivable from participants, if any. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC and excluded from these financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan (continued)

CIBC Stock Fund

The Plan invests in common stock of CIBC through its CIBC Stock Fund. The CIBC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by CIBC prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for discussion of fair value measurements.

The U.S. Benefits Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The U.S. Benefits Committee reports to the Audit Committee of the Company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurements, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments are effective for all entities for fiscal years beginning after December 15, 2019. Management adopted ASU 2018-13 on January 1, 2020. The adoption of this guidance did not impact the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

CIBC stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the last exchange traded price of shares held by the Plan at year end.

Common collective trust funds: The Plan holds investments in Common Collective Trusts (Vanguard Retirement Savings Trust and Prudential Core Plus Bond Fund collectively CCTs). CCTs publish a daily Net Asset Value (NAV) per unit. The daily NAV is available to participants of the Plan when they log into their online account to view their current balance. CCTs allow participants to make daily redemption requests at the current NAV.

The Plan determines that the investments in CCTs have readily determinable fair value because the investments are equity securities in a structure similar to a mutual fund in which the fair values per unit are determined and published and are the basis for current transactions. The Plan concludes that the investments are not eligible for the NAV practical expedient. However, the Plan measures the investments at the quoted NAV because it concludes that the quoted NAV per unit represents the price at which the investments would be sold in transactions between independent market participants. Therefore, the Plan includes the investments in its fair value measurement disclosures, including the fair value hierarchy table.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
CIBC Stock Fund
CIBC Stock	$15,054,829	$—	$—	$15,054,829
Money market fund	85,463	—	—	85,463
Common/collective Trust Funds	17,025,326	—	—	17,025,326
Registered investment companies	389,503,837	—	—	389,503,837

Total assets in the fair value hierarchy	$421,669,455	$—	$—	$421,669,455

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

3. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
CIBC Stock Fund
CIBC Stock	$15,021,326	$—	$—	15,021,326
Money market fund	100	—	—	100
Common/ collective Trust Funds	9,737,727	—	—	9,737,727
Registered investment companies	344,663,404	—	—	344,663,404

Total assets in the fair value hierarchy	$369,422,557	$—	$—	369,422,557

The Plan determines the timing of transfers between levels as of the beginning of the year. There were no purchases of Level 3 assets or transfers in or out of Level 3 during the year.

4. Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions. The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 03, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax- exempt. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not, would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Subsequent Events

Prior to January 1, 2021, CIBC Bancorp USA Inc. maintained a separate 401(k) plan for the benefit of employees of CIBC Bank USA and its subsidiaries, which was known as CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the “Bank USA Plan”). Effective January 1, 2021, the Bank USA Plan merged with and into the Plan, and on that date, the Plan was renamed the CIBC Retirement Savings Plan for U.S. Employees. Eligible employees who were participants in the Plan on the day before the effective date continues as participants in the CIBC Retirement Savings Plan for U.S. Employees. The assets of the Bank USA Plan held by Principal, trustee of the Bank USA Plan, were valued on December 31, 2020, then sold or transferred in kind to Vanguard, trustee for the Plan. The net assets transferred as a result of the merger amounted to $260,411,631 after taking into consideration employer contribution.

Supplemental Schedule

EIN: #13-1942440

Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current Value
Registered Investment Companies:
American Funds EuroPacific Growth Fund	257,339 shares	$17,833,575
Artisan Mid Cap Fund	252,981 shares	5,224,052
DFA US Targeted Value Portfolio	94,126 shares	2,220,429
Dodge & Cox Stock Fund	201,061 shares	38,716,281
Invesco Real Estate Institutional	112,256 shares	2,030,711
Loomis Sayles Small Cap Growth Fund	101,369 shares	3,587,455
T. Rowe Price Blue Chip Growth Fund	713,659 shares	46,516,316
T. Rowe Emerging Markets Equity Fund	220,974 shares	11,017,758
*Vanguard High-Yield Corporate Fund	939,194 shares	5,616,379
*Vanguard Institutional Index Fund	253,376 shares	83,986,531
*Vanguard Mid-Cap Index Fund	173,184 shares	9,809,153
*Vanguard Prime Money Market Fund	21,957,744 shares	21,957,744
*Vanguard Small-Cap Index Fund	264,630 shares	24,668,794
*Vanguard Target Retirement 2015 Fund	74,512 shares	1,830,021
*Vanguard Target Retirement 2020 Fund	222,406 shares	5,838,168
*Vanguard Target Retirement 2025 Fund	595,913 shares	16,357,816
*Vanguard Target Retirement 2030 Fund	566,074 shares	15,923,656
*Vanguard Target Retirement 2035 Fund	501,526 shares	14,408,828
*Vanguard Target Retirement 2040 Fund	325,737 shares	9,560,381
*Vanguard Target Retirement 2045 Fund	357,540 shares	10,686,885
*Vanguard Target Retirement 2050 Fund	216,785 shares	6,497,053
*Vanguard Target Retirement 2055 Fund	137,378 shares	4,128,217
*Vanguard Target Retirement 2060 Fund	92,292 shares	2,781,671
*Vanguard Target Retirement 2065 Fund	15,931 shares	439,544
*Vanguard Target Retirement Income	56,046 shares	1,363,606
*Vanguard Total Bond Market Index Fund	1,618,800 shares	18,810,458
*Vanguard Total Int’l Stock Index Fund	59,268 shares	7,692,355

Total registered investment companies		389,503,837

CIBC Stock Fund:
* CIBC Stock	177,142 shares	15,054,829
*Vanguard Federal Money Market Fund	85,463 shares	85,463

Total CIBC Stock Fund		15,140,292

Prudential Core Plus Bond Fund	6,899 shares	1,356,345
PGI CIT Global Real Estate Securities Fund	3,084 shares	636,569
TS&W Mid Cap Value Trust Fund, CIT	96,972 shares	4,326,975
*Vanguard Retirement Savings Trust	10,705,436 shares	10,705,436
*Notes receivable from participants Interest Rates Ranging From	4.25% – 8.75%	1,578,675

Total		$423,248,130

*Permitted party-in-interest

Note:     Cost information is not required for participant directed investments, and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Jaime Canaday
Jaime Canaday, Executive Director
U.S. Benefits Policy

Dated: June 30, 2021